

Mail Stop 7010

June 26, 2008

By US Mail and Facsimile

Mr. Thomas McNeill
Vice President and Chief Financial Officer
Dinewise, Inc.
500 Bi-County Boulevard, Suite 400
Farmingdale, N.Y. 11735-3940

> **Re:** **Dinewise, Inc.**
> **Post-effective Amendment No. 4 on Form S-1**
> **Filed June 12, 2008**
> **File No. 333-136512**
> **Supplemental Response received May 30, 2008**

Dear Mr. McNeill:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you response to our prior comment 1 and reissue it. Since the acquisition is still pending, you must update your disclosure throughout the post-effective amendment to discuss as appropriate the pending acquisition and any changes to your credit arrangements made necessary by the transaction. It would appear that changes would be appropriate to, without limitation, the business section, MD&A and your risk factors discussion.

2.   We note your response to our prior comment 2 and reissue it in part. Please provide
        financial statements to reflect the acquisition as required by Article 3.05 of
        Regulation S-X, or provide us with your analysis pursuant to Article 3.05 as to why
        financial statements would not be required.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority,
      declare the filing effective, it does not foreclose the Commission from taking any
      action with respect to the filing;

  •   the action of the Commission or the staff, acting pursuant to delegated authority,
      in declaring the filing effective, does not relieve the company from its full
      responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •   the company may not assert staff comments and the declaration of effectiveness
      as a defense in any proceeding initiated by the Commission or any person under
      the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michael Shef, Esq. (via facsimile—212-704-6288)
       D. Levy
       T. Levenberg